[GRAPHIC OMITED]


AMP PRODUCTIONS, LTD.
500-666 Burrard Street
Vancouver, B.C.  V6C 2X8
tel: (604)639-3178   fax: (604)639-3196


                                                                February 8, 2005


VIA  EDGAR  &  FAX
----------------------

Max  A.  Webb
Assistant  Director  Office  of  Small  Business
Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     Re:  AMP  PRODUCTIONS,  LTD.
          REGISTRATION  STATEMENT  ON  FORM  SB-2
          FILED  DECEMBER  21,  2004
          FILE  NO.  333-121503

Dear  Mr.  Webb:

     We hereby respectfully request, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on February 11, 2005 at 4:30 p.m. (Eastern
Time)  or  as  soon  as  practicable  thereafter.

     We acknowledge that if the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing.

     We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, will not relieve the company from its fulll responsibility for the adequacy and accuracy of the disclosure in the filing.

     We further acknowledge that the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                          Very  truly  yours,

                                          AMP  Productions,  Ltd.



                                          /s/ Thomas Mills
                                          Thomas Mills,
                                          President